August 28, 2024

Leung Chun Yip
Chief Executive Officer
Everbright Digital Holding Ltd.
Unit 1A, 10/F
C-Bons International Centre
108 Wai Yip Street, Kwun Tong
Hong Kong

       Re: Everbright Digital Holding Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 13, 2024
           CIK No. 0002024876
Dear Leung Chun Yip:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 25, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 13, 2024
Cover Page

1. We note your response to prior comment 1. Please further revise your prominent disclosure on the cover page to state that you a Cayman Islands holding company. We note that as disclosed here you state that you are a Cayman Islands company. Further, we note your disclosure elsewhere that investors are buying shares of a Cayman Islands holding company.
 August 28, 2024
Page 2
2. Revise your cover page to include a cross-reference to the Risk Factors section, including the page number where it appears in the prospectus. Refer to Item 501(b)(5) of Regulation
       S-K.
Prospectus Summary
Corporate Structure, page 15

3. We note your response to prior comment 10. Please further revise the corporate structure diagram here and on page 57 to include the percentage ownership Dr. Leung Chun Yip holds in Everbright Digital Global Limited, or Everbright Global. We note your disclosure elsewhere reflecting that Everbright Global is 100% owned by Mr. Leung Chun Yip.
Risk Factors
Risk Related to Our Business and Industry
We have derived a substantial portion of our revenues from sales..., page 31

4. We note your response to prior comment 13 and your statement that certain customers which your business and profitability is dependent on are confidential. However, we also note the inclusion of Exhibit 10.10, which reflects the name of the customer Pak Shing
       Property Limited. Please revise your disclosure in accordance with Item 4.B.6 of Part I of
       Form 20-F.
Enforceability of Civil Liabilities, page 45

5. We note your response to prior comment 17 and reissue in part. Please revise your disclosure to identify the specific individual directors, officers or member of senior management by name that are located in the PRC or Hong Kong. We note your statement that "our senior executive officers are located either China or in Hong Kong...and are either PRC or Hong Kong nationals..."
Notes to the consolidated financial statements
2. Significant accounting policies
Revenue Recognition, page F-9

6. We note your disclosure revisions on pages 53 and F-9 in response to prior comment 25 and reissue such comment. You continue to state that your revenue is from sales of products on page F-9, which appears to be inconsistent with your disclosure that you have one stream of revenue, that is, the provision of marketing services in Hong Kong. Please revise to reconcile the difference. In addition, please expand your revenue recognition accounting policy to provide all required disclosures in ASC 606-10-50, as applicable. In this regard, we note that you present revenue recognized at a point in time and over time in Note 7, and the line item "Receipt in advance" on your consolidated balance sheet.
Exhibit Index, page II-4

7.     We note your response to prior comment 15 as well as the inclusion of an
Exhibit 10.10
       Form of Service Agreement of the Registrant. However, it appears that this exhibit has been redacted in part. Please revise your exhibit index to indicate that portions of the exhibit(s) have been omitted and include a prominent statement on the first page of the
 August 28, 2024
Page 3

       redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.
       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yarona L. Yieh